UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

KINGSTONE COMPANIES, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

496719105

(CUSIP Number)

Michael Doak

c/o Griffin Highline Capital LLC

4514 Cole Avenue, Suite 1650

Dallas, Texas 75205

(917) 508-5887

with a copy to:

Sean M. Ewen, Esq.

Willkie Farr & Gallagher, LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59560V109

1.	Names of Reporting Persons Griffin Highline Capital LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%*
14.	Type of Reporting Person (See Instructions) OO

*

Calculated based on 10,637,474 shares of Common Stock of the Issuer outstanding as of March 21, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, that was filed by the Issuer with the Securities and Exchange Commission on April 4, 2022.

CUSIP No. 59560V109

1.	Names of Reporting Persons Michael Doak
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 595,238
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 595,238

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 595,238
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.6%*
14.	Type of Reporting Person (See Instructions) HC; IN

*

Calculated based on 10,637,474 shares of Common Stock of the Issuer outstanding as of March 21, 2022, as disclosed in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, that was filed by the Issuer with the Securities and Exchange Commission on April 4, 2022.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to Common Stock, $0.01 par value per share (the “Common Stock”), of Kingstone Companies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is located at 15 Joys Lane, Kingston, NY 12401.

The initial Schedule 13D filed on February 11, 2021, as amended by Amendment No. 1 filed on January 18, 2022, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented as follows:

On May 4, 2022, GHC submitted a preliminary non-binding indication of interest to the Board of Directors of the Issuer proposing a transaction whereby an entity formed by GHC would acquire all of the outstanding equity of the Issuer, after taking into account the “rollover” of the shares held by the Reporting Persons, on the terms, conditions and assumptions described therein. The purchase price for the proposed transaction would be funded with fully committed equity, and the parties would expect to work with the Issuer in refinancing any third party debt financing that becomes due as a result of the consummation of the transaction. No assurances can be given that a transaction will be consummated and the parties reserve the right to withdraw the proposal at any time. The transaction may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of Common Stock from the Nasdaq Stock Market and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 4, 2022

GRIFFIN HIGHLINE CAPITAL LLC

By:	/s/ Michael Doak
Name:	Michael Doak
Title:	Manager

MICHAEL DOAK

By:	/s/ Michael Doak
Name:	Michael Doak